UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2026

ELEKTROS, INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11500

Nevada	85-4235616
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1626 South 17th Avenue,

Hollywood, Florida

(Full mailing address of principal executive offices)

347-885-9734

(Issuer’s telephone number, including area code)

You should read the following, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Elektros Inc. was incorporated on December 1, 2020 under the laws of the state of Nevada.

Our URL for our website is https://www.elektros.energy

Our business was until recently to design, develop and manufacture and sell fully electric sport utility vehicles. The electric vehicle industry is incredibly capital intensive and highly competitive. We could not raise enough capital to compete with other better capitalized EV startups. We have refocused our business plan to an artisanal mining operation primarily based in Sierra Leone, Africa. This operation will focus on hard-rock lithium exploration, development, and the eventual exportation of the mined material to lithium refineries in the United States. Artisanal mining, also known as small-scale mining (ASM), is characterized by low capital investment, labor-intensive methods, and the use of basic tools and techniques. This form of mining typically involves individuals, families, or small cooperatives, rather than large corporations, and provides a significant economic activity and source of livelihood, especially in developing nations.

Our current and primary focus is on advancing and developing our hard-rock lithium project located in Sierra Leone, Africa– as lithium is essential for batteries in electric vehicles. Our goal is to become a strategic supplier to lithium refineries for conversion into critical battery materials to supply the growing electric vehicle battery and battery storage markets. The Sierra Leone, Africa project is our only project. In addition, We intend to research and develop a market for the Company’s patented EV Multi-Port Charging Assembly that will allow users to utilize multiple charging features on electric vehicles.

Our cash balance is $6 as of June 30, 2026. Our cash balance is not sufficient to fund our operations for any period of time. We have been utilizing investor share purchases received from our Regulation A offering statement qualified with the Commission on December 23, 2025. Shlomo Bleier, our sole director and officer has informally agreed to supply funds to allow us to pay for professional fees and related operating costs in the event that the Company has insufficient funds. Our director has no formal commitment, arrangement or legal obligation to advance and/or loan funds to the company. In order to implement our plan of operations for the next twelve-month period, we believe that we will require a minimum of $1,000,000.

On March 13, 2023, we announced that we have begun discussions for an equity interest or development agreement with the the owners of a lithium mine in Sierra Leon, Africa.

On May 23, 2023, the Company’s Board of Directors unanimously approved a one-for-six thousand (1:6000) reverse split of the Company’s common stock (the “Reverse Stock Split”). Subsequently, the split was cancelled. No shares were exchanged.

On May 3, 2024, the Company dismissed BF Borgers CPA PC as its independent registered public accounting firm.

On June 4, 2024, the Board of Directors approved, and the Company engaged Michael Gillespie & Associates, PLLC (PCAOB ID: 6108) as the Company’s new independent registered public accounting firm to perform independent audit services for the calendar year ended December 31, 2023, and calendar year ending December 31, 2024.

On August 15, 2024, we entered into a ground lease agreement to mine raw lithium with Mr. Daniel Sellu in Gbu-Gbu village Gawola Town in the Tinkoko chiefdom Bo District in the southern part of Sierra Leone, Africa and a joint venture with Mr. Kemo Kamara. Mr. Kamara is responsible for managing local operations, licensing, labor, packaging, and shipment preparations.

On March 11,2025, Elektros, Inc. (the “Company) dismissed Michael Gillespie & Associates, PLLC (PCAOB ID: 6108) (“MG&A”) as its independent registered public accounting firm and appointed Boladale Lawal & Co. (PCAOB ID: 6993) as its new independent registered public accounting firm to perform independent audit services for the calendar years ended December 31, 2023, and calender year ending December 31, 2024.

Our auditors have raised substantial doubt about or ability to continue as a going concern.

Intellectual Property

We own one patent and have no trademarks or any other intellectual property. The Company is an assignee of a provisional patent application from our sole director Shlomo Bleier as filed with the USPTO on October 27, 2021. The title of the Application is Self Re-Charging Battery Assembly and Multi-Port Charging Assembly. The Application Number is 63272202. Subsequently, on October 25, 2022, we  filed  a non-provisional utility patent Application No. 18/049,373 with the United States Patent & Trademark Office for the Multi-Port Charging Assembly. On January 13, 2026, the USPTO issued us a utility patent for our Application. The patent number is US 12,522,100 B1.

Results of Operations

The Six Months Ended June 30, 2026 and June 30, 2025

Revenue: Revenue for the six months ended June 30, 2026 and June 30, 2025 was $0.

Operating Expenses: Operating expenses for the six months ended June 30, 2026 were $348,037 and June 30, 2025 were $31,550 respectively. Operating expenses for both periods were comprised of general and and administrative expenses, see our Notes to our unaudited Financial Statements.

Net Loss: Net loss for the six months ended June 30, 2026 and June 30, 2026 was ($348,037) and ($31,570), respectively. The net loss for both periods were the result of general and administrative expenses.

Liquidity and Capital Resources

We had a cash balance of $6 at June 30, 2026 and $11 at June 30, 2025. Our capital needs have been met by and through our qualified offering statement on December 23, 2025. We will have additional capital requirements during 2026 and 2027. We do not expect to be able to satisfy our cash requirements in the near term as we have no current revenue stream. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring an operating deficit and net capital deficiency that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of June 30, 2026.

The Company’s stock-based compensation was $0 for the six months ended June 30, 2026 and June 30, 2025.

Item 2.  Other Information

Transfer Agent

Securities Transfer Corporation is our transfer agent. Their address is 2901 N. Dallas Parkway, Suite 380, Plano, Texas. Their phone number is 469-633-0101.

Item 3. Financial Statements

INDEX TO UNAUDITED FINANCIAL STATEMENTS OF Elektros, Inc.

Unaudited Balance Sheet as of June 30, 2026 and Audited Balance Sheet as of December 31, 2025	F-2

Unaudited Statements of Operations for the Six Months Ended June 30, 2026 and June 30, 2025	F-3

Unaudited Statements of Changes in Stockholders’ Equity (Deficit) For the period ended June 30, 2026	F4

Unaudited Statements of Cash Flows for the Six Months Ended June 30, 2026 and June 30, 2025	F5

Notes to Unaudited Financial Statements	F6-F8

- F1 -

Elektros, Inc.

Balance Sheets

(Unaudited)

	June 30, 2026	December 31, 2025
ASSETS
Current Assets
Cash	$6	$-
Prepaid leases	45,675	45,675
Total Current Assets	45,681	45,675
Prepaid leases	442,246	465,083
Company vehicles	12,785	18,387
Total Long-term assets	455,030	483,471
TOTAL ASSETS	$500,711	$529,146

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities

Accrued expenses	$-	$398
Loan to the company, net accumulated interest	10,000	10,000
Total Current Liabilities	10,000	10,398

TOTAL LIABILITIES	10,000	10,398

Stockholders’ Equity
Preferred stock, $.001 par value, 200,000,000 shares authorized; 50,000 issued and outstanding as of June 30, 2026 and December 31, 2025	50	50

Common stock, $.001 par value, 2,000,000,000 shares authorized, 511,440,718 and 447,440,718 issued and outstanding as of June 30, 2026 and December 31 2025, respectively	511,441	447,441
Additional paid-in capital	97,166,105	96,910,105
Accumulated deficit	(97,186,885)	(96,838,848)

Total Stockholders’ Deficit	$490,711	$518,748

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$500,711	$529,146

The balance sheet of the Company at June 30, 2026 has been prepared by management and has not been audited or reviewed by an independent certified public accounting firm. The accompanying notes are an integral part of these financial statements.

- F2 -

Elektros, Inc. Statement of Operations (Unaudited)
	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025

Operating expenses

General and administrative expenses	$348,037	$31,570
Total operating expenses	348,037	31,570

Operating loss	$(348,037)	$(31,570)

Net loss	$(348,037)	$(31,570)

Basic and Diluted net loss per common share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - Basic and Diluted	479,380,278	447,440,718

The financial statements in regards to the six-month period ending June 30, 2026 and June 30, 2025 have been prepared by management and have not been audited or reviewed by an independent certified public accounting firm. The accompanying notes are an integral part of these financial statements.

- F3 -

Elektros, Inc.

Statement of Changes is Stockholder (Deficit)

For the Period December 31, 2024 to June 30, 2026

(Unaudited)

	Common Shares	Par Value Common Shares	Series A Preferred Shares	Par Value Preferred Shares	Additional Paid-in Capital	Accumulated Deficit	Total

Balances, December 31, 2024 (audited)	447,440,718	$447,441	50,000	$50	$96,904,165	$(96,776,335)	$575,321
Expenses paid on behalf of the Company and contributed to capital	-	-	-	-	5,939	-	5,939
Net loss	-	-	-	-	-	(62,513)	(62,513)
Balances, December 31, 2025 (audited)	447,440,718	$447,441	50,000	$50	$96,910,104	$(96,838,848)	$518,747
Common shares sold	64,000,000	64,000	-	-	256,000	-	320,000
Net loss	-	-				(348,037)	(348,037)
Balances, June 30, 2026	$511,440,718	$511,441	50,000	$50	$97,166,104	$(97,186,885)	$490,711

The financial statements in regards to the six-month period ending June 30, 2026 and June 30, 2025 have been prepared by management and have not been audited or reviewed by an independent certified public accounting firm. The accompanying notes are an integral part of these financial statements.

- F4 -

Elektros, Inc.

Statement of Cash Flows

(Unaudited)

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(348,037)	$(31,570)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	5,603	5,603

Changes in current assets and liabilities:
Accrued expenses	(398)	-
Prepaid expenses	22,838	22,838
Net cash used in operating activities	(319,994)	(3,130)
CASH FLOWS FROM FINANCING ACTIVITIES
Common shares sold for cash	320,000	-
Expenses paid on behalf of Company and contributed to capital	-	3,000
Net cash provided by financing activities	320,000	3,000

Net change in cash	$6	$(130)
Beginning cash balance	-	141
Ending cash balance	$6	$11

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	$-	$-
Income taxes paid	$-	$-

The financial statements in regards to the six-month period ending June 30, 2026 and June 30, 2025 have been prepared by management and have not been audited or reviewed by an independent certified public accounting firm. The accompanying notes are an integral part of these financial statements.

- F5 -

Elektros, Inc.

Notes to the Unaudited Consolidated Financial Statements

Note 1 – Organization and Description of Business

Elektros, Inc. (we, us, our, or the "Company") was incorporated on December 1, 2020 in the State of Nevada.

Our current and primary focus is on advancing and developing our hard-rock lithium project located in Sierra Leone, Africa– as lithium is essential for batteries in electric vehicles. Our goal is to become a strategic supplier to lithium refineries for conversion into critical battery materials to supply the growing electric vehicle battery and battery storage markets. The Sierra Leone, Africa project is our only project. In addition, We intend to research and develop a market for the Company’s patented EV Multi-Port Charging Assembly that will allow users to utilize multiple charging features on electric vehicles.

 The Company has elected December 31st as its year end.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at June 30, 2026, and December 31, 2025, were $6 and $0, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at June 30, 2026.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of June 30, 2026 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2026. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

- F6 -

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Convertible Instruments

The Company has opted for early adoption of the revised FASB guidance, ASU 2020-06, for accounting for conversion options embedded in convertible instruments. A debt with an embedded conversion feature shall be accounted for in its entirety as a liability and no portion of the proceeds from the issuance of convertible debt instrument instruments shall be accounted for as attributable to the conversion feature unless the conversion feature is required to be accounted for separately as an embedded derivative under Subtopic 815-15 or the conversion feature results in a premium that is subject to the guidance in paragraph 470-20-25-13.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of June 30, 2026.

The Company’s stock-based compensation for the periods ended June 30, 2026 and June 30, 2025 was $0 for both periods.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 is amended by ASU 2018-01, ASU2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01, which FASB issued in January 2018, July 2018, July 2018, December 2018 and March 2019, respectively (collectively, the amended ASU 2016-02). The amended ASU 2016-02 requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. The amended ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP. The amended ASU 2016-02 also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. A modified retrospective transition approach is permitted to be used when an entity adopts the amended ASU 2016-02, which includes a number of optional practical expedients that entities may elect to apply.

We have no finance leases, only two prepaid leases, and do not believe we will be impacted in the foreseeable future by the newly adopted accounting standard(s) mentioned above.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3 – Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management's plan will be successful. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

- F7 -

Note 4 – Income Taxes

 Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.  In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has incurred a net operating loss carryforward of $97,186,885 which begins expiring in 2040. The Company has adopted ASC 740, “Accounting for Income Taxes”, as of its inception. Pursuant to ASC 740 the Company is required to compute tax asset benefits for non-capital losses carried forward. The potential benefit of the net operating loss has not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the loss carried forward in future years.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was signed into law. This legislation reduced the federal corporate tax rate from the previous 35% to 21%. Tax filings for the Company for the year 2020 are available for examination by tax authorities.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

Note 5 – Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of June 30, 2026.

Note 6 – Prepaid Expenses

During the year ended December 31, 2022, the Company prepaid a 15 year lease for office space totaling $310,125 and prepaid a 15 year lease for commercial space totaling $375,000.

Note 7- Company Vehicles

During the year ended December 31, 2022, the Company purchased two vehicles for commercial use totaling approximately $93,242. During the year ended December 31, 2023, the Company returned one vehicle to the dealership where it was purchased, due to the poor quality of the vehicle, and the loan associated with that vehicle was eliminated. There was an expense of approximately $2,899 associated with the disposal of this asset. The Company is depreciating the remaining vehicle for five years, using the straight-line depreciation method. Depreciation expense for these assets totaled $5,603 for the periods ended June 30, 2026 and 2024. Total depreciation recognized at June 30, 2026 for the two assets totaled approximately $43,709.

Note 8 – Loans to Company

On December 28, 2020, the Company entered into a loan agreement with Samuel Schlesinger for $10,000. The verbal agreement between our former sole officer, Levi Jacobson, and Mr. Schlesinger set the term of the loan as payable within 180 days from December 28, 2020, with no interest. As of June 30, 2026 this loan is still payable to Mr. Schlesinger.

Note 9 – Shareholder Equity

Preferred Stock

The authorized preferred stock of the Company consists of 200,000,000 shares with a par value of $0.001. There were 50,000 shares issued and outstanding as of June 30, 2026, and December 31, 2025.

Common Stock

The authorized common stock of the Company consists of 2,000,000,000 shares with a par value of $0.001. There were 511,440,718 and 447,440,718 shares of common stock issued and outstanding as of June 30, 2026, and December 31, 2025, respectively.

During the period ended June 30, 2026, the Company sold 64,000,000 shares of common stock, at $.01 per share, to five shareholders for proceeds totaling $320,000.

Note 10 – Related-Party Transactions

Additional Paid-In Capital

During the period ended June 30, 2025, our CEO, Shlomo Bleier, paid expenses on behalf of the Company totaling $3,000. These payments are considered as contributions to the Company with no expectation of repayment.

Equity

During the period ended December 31, 2023, the Company issued 50,000 shares of Series A Preferred Stock to Jewish Enrichment Center as compensation for services to the Company. Our current sole officer and director, Shlomo Bleier, owns and controls Jewish Enrichment Center.

Salary

During the period ended June 30, 2026, our CEO was paid a total of $286,624 as salary.

Lease Expense

During the period ended June 30, 2026, $12,500 of a prepaid commercial lease was expensed. The prepayment was made to Elad Properties, which is owned by the son of our CEO. During the period ended June 30, 2026, $10,337 of a prepaid office space lease was expensed. The prepayment was made to Yosef Bleier, who is the son of our CEO (see Note 6).

Note 11 – Subsequent Events

Management has reviewed financial transactions for the Company subsequent to the period ended June 30, 2026 and has found that there was nothing material to disclose.

- F8 -

Item 4.  Exhibits

Exhibit No.	Description

1A-2A	Certificate of Amendment to Certificate of Incorporation, as filed with Nevada Secretary of State on October 1, 2025 *
1A-2B	Bylaws *

 *Filed as an exhibit to our Offering Statement (1-A) on December 11, 2025.

SIGNATURES

 Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elektros, Inc.

Date:	August 17, 2026	By:	/s/ Shlomo Bleier
Shlomo Bleier, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Shlomo Bleier	Chief Executive Officer	August 17, 2026
Shlomo Bleier	(Principal Executive Officer)

/s/ Shlomo Bleier	Chief Financial Officer and Chief Accounting Officer	August 17, 2026
Shlomo Bleier	(Principal Financial Officer and Principal Accounting Officer)